RIBBON COMMUNICATIONS INC.

6500 Chase Oaks Boulevard, Suite 100

Plano, Texas 75023

May 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ribbon Communications Inc.
Registration Statement on Form S-3
Filed April 4, 2023
File No. 333-271117

Ladies and Gentlemen:

Reference is made to that certain letter, filed as correspondence via EDGAR on May 8, 2023, in which Ribbon Communications Inc. (the “Company”) requested the acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-271117) of the Company for May 10, 2023, at 5:00 p.m., Eastern Time, or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and the Company hereby formally withdraws its request for acceleration of the effective date.

Please contact Betty Linkenauger Segaar of Troutman Pepper Hamilton Sanders LLP at (804) 697-2328 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

RIBBON COMMUNICATIONS INC.

By:	/s/ Patrick Macken
Name:	Patrick Macken
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

cc:	David W. Ghegan, Esq., Troutman Pepper Hamilton Sanders LLP
Betty Linkenauger Segaar, Esq., Troutman Pepper Hamilton Sanders LLP